Date            8 June 2000
Number          52/00


BHP IRON ORE WELCOMES RULING
ON WORKPLACE AGREEMENTS

BHP Iron Ore today welcomed the Federal Court's decision preventing unions from taking industrial action at its Pilbara, Western Australian, iron ore operations until the outcome of the main Court trial which commences on 27 June 2000.

The trial will determine whether or not BHP has acted illegally in making the offer of individual contracts to its Pilbara workforce.

BHP Iron Ore President Graeme Hunt said the Company firmly believed that the individual contracts offered were lawful and was confident this would be the finding of the courts when the full trial of the matter is heard.

On 16 March, BHP Iron Ore offered about 500 employees remaining on its State award a collective agreement which provided identical terms and conditions to those enjoyed by the 481 employees who had signed individual contracts before a temporary Federal court injunction prevented the Company from continuing the offer until the outcome of the court trial.

The unions have rejected BHP's offer of a collective system as an alternative to individual contracts.

"It's the 'same deal for the same pay', with the terms and conditions mirroring those of individual contracts", Mr Hunt said. "We are committed to ensuring all Iron Ore employees adopt the new work practices and behaviours demonstrated by those who have signed workplace agreements, whether that is through an individual contract or, as proposed, under a collective agreement."

About half BHP Iron Ore's workforce have accepted the new workplace agreements which effectively brings them under a system of employment enjoyed by 600 'staff' employees.

Mr Hunt said BHP Iron Ore is resolved to continue down the path of improving its iron ore business in Western Australia.

"We are particularly encouraged by examples of changed attitudes, behaviours and work practices by many of our employees who have signed individual contracts. In some areas productivity has increased by over 20 per cent in the past six months."


Contact:

John Crowley                   Mandy Frostick
Ph:   +61 8 9320 4395          Ph:     +61 3 9609 4157
Mob:  +61 419 849 917          Mob:    +61 419 546 245

Investor Relations:
Andrew Nairn                   Candy Ramsey BHP Investor Relations Houston
Ph:   +61 3 9609 3952          Tel:     (713) 961-8640
			       EMail: ramsey.candy.pa@bhp.com.au